EXHIBIT 4.1
THIRD SUPPLEMENTAL INDENTURE
     Third Supplemental Indenture (this “Supplemental Indenture”), dated as of April 10, 2007, among LodgeNet StayOnline, Inc., a Delaware corporation (the “Guaranteeing Subsidiary”), LodgeNet Entertainment Corporation, a Delaware corporation (the “Issuer”), and HSBC Bank USA, National Association, as trustee under the indenture referred to below (the “Trustee”).
WITNESSETH
     WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an Indenture dated as of June 18, 2003 (the “Base Indenture”), as supplemented by the First Supplemental Indenture dated as of June 18, 2003 (the “First Supplemental Indenture”) and the Second Supplemental Indenture dated as of January 15, 2007 (the “Second Supplemental Indenture”; and, the Base Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) providing for the issuance of $200,000,000 aggregate principal amount of 9.50% Senior Subordinated Notes due 2013 (the “Notes”);
     WHEREAS, the Issuer issued $200,000,000 aggregate principal amount of the Notes;
     WHEREAS, Section 902 of the Base Indenture provides that the Indenture may be amended with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding (subject to certain exceptions);
     WHEREAS, the Issuer desires and has requested the Trustee and Guaranteeing Subsidiary to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 902 of the Indenture;
     WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by Board of Directors of the Issuer;
     WHEREAS, the Issuer has received the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Issuer, the Guaranteeing Subsidiary and the Trustee to enter into this Supplemental Indenture; and
     WHEREAS, following the execution of this Supplemental Indenture, the terms hereof will become operative upon the acceptance for purchase by the Issuer of at least a majority in aggregate principal amount of the outstanding Notes under the Indenture validly tendered pursuant to the Offer to Purchase and Consent Solicitation Statement dated March 26, 2007, as amended, supplemented or modified (the “Tender Offer Condition”).

     NOW, THEREFORE, in consideration of the above premises, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.1 DELETION OF DEFINITIONS AND RELATED REFERENCES AND AMENDMENT. Section 1.01 of the Indenture is hereby amended to delete in its entirety all terms and their respective definitions for which all references are eliminated in the Indenture as a result of the amendments set forth in Article II of this Supplemental Indenture. In addition, the definition of “Restricted Subsidiary” is hereby amended to read as follows: ““Restricted Subsidiary” means any Subsidiary of the Issuer on the date this Supplemental Indenture became effective.” The definition of “Unrestricted Subsidiary” is hereby amended to read as follows: ““Unrestricted Subsidiary” means any Subsidiary of the Issuer other than a Restricted Subsidiary.”
ARTICLE II
AMENDMENTS TO INDENTURE
     SECTION 2.1 AMENDMENTS TO THE INDENTURE. The Indenture is hereby amended by deleting the following sections of the Indenture and all references thereto in the Indenture in their entirety:
Base Indenture Sections

Section 704	Reports by Company
Section 1006	Statement by Officers as to Default
First Supplemental Indenture Sections

Sections 501(4), 501(5), 501(6) and 501(9) as set forth in Section 1.1(22)(A)	Events of Default
Section 1.1(22)(B)(ii)	Reports
Section 1.1(22)(B)(iii)	Compliance Certificate
Section 1.1(22)(B)(iv)	Taxes
Section 1.1(22)(B)(v)	Stay, Extension and Usury Laws

Section 1.1(22)(B)(vi)	Restricted Payments
Section 1.1(22)(B)(vii)	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
Section 1.1(22)(B)(viii)	Incurrence of Indebtedness and Issuance of Preferred Stock
Section 1.1(22)(B)(x)	Transactions with Affiliates
Section 1.1(22)(B)(xi)	Liens
Section 1.1(22)(B)(xii)	Business Activities
Section 1.1(22)(B)(xiii)	Corporate Existence
Section 1.1(22)(B)(xiv)	Anti-Layering
Section 1.1(22)(B)(xv)	Limitation on Sale and Leaseback Transaction
Section 1.1(22)(B)(xvi)	Payments for Consents
Section 1.1(22)(B)(vii)	Designation of Restricted and Unrestricted Subsidiaries
Section 1.1(22)(B)(xviii)	Additional Note Guarantees
     SECTION 2.2 AMENDMENT OF SECTION 1.1(22)(B)(ix). Section 1.1(22)(B)(ix) of the First Supplemental Indenture is hereby amended and restated in its entirety to read as follows:
     “(ix) Asset Sales. Within 365 days after the receipt of any Net Proceeds from an Asset Sale by the Issuer or a Restricted Subsidiary, the Issuer or a Restricted Subsidiary may apply those Net Proceeds at its option:
     (1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to reduce commitments with respect thereto;
     (2) to repay pari passu Indebtedness with provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets; provided that the Issuer will redeem a ratable principal amount of the Notes if the Notes are then redeemable or, if the Notes may not then be redeemed, the Issuer will make an offer (in accordance with the procedures set forth in Paragraph 9(B) for an Asset Sale Offer) to all Holders to purchase Notes in an aggregate principal amount that would otherwise be required to be redeemed, at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest to the date of purchase;

     (3) to acquire assets that are used or useful in a Permitted Business or to make capital expenditures; or
     (4) to acquire all or substantially all of the assets of, or all of the Voting Stock of, another Permitted Business.
     Pending the final application of any Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in cash or Cash Equivalents or in any other manner that is not prohibited by the Indenture.
     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer will make an Asset Sale Offer to all Holders of Notes to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes in compliance with Paragraph 9(B).”
     SECTION 2.3 AMENDMENT OF SECTION 1.1(22)(B)(xix). Section 1.1(22)(B)(xix) of the First Supplemental Indenture is hereby amended and restated in its entirety to read as follows:
     “(xix) Merger, Consolidation, or Sale of Assets. The Issuer shall not, directly or indirectly, consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:
     (a) either:
     (i) the Issuer is the surviving corporation; or
     (ii) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is either (A) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (B) a partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia which corporation becomes a co-issuer of the Notes pursuant to a supplemental indenture duly and validly executed by the Trustee; or
     (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

     (c) [Reserved.];
     (d) [Reserved.]; and
     (e) The Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this paragraph and that all conditions precedent herein for relating to such transaction have been satisfied.
     The Issuer will not be relieved of its Obligations to pay principal of, and interest on, the Notes except in the case of a sale (but not lease) of all of its assets that meet the requirements of this Paragraph 22(B)(xix). Further, this Paragraph will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and any of its Wholly Owned Restricted Subsidiaries that are Guarantors.
     Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer in a transaction that is subject to, and that complies with the provisions of, this Paragraph 22(B)(xix), the successor corporation formed by such consolidation or into or with which the Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” shall refer instead to the successor corporation and not to the Issuer), and may exercise every right and power of the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Issuer’s assets in a transaction that is subject to, and that complies with the provisions of, this Paragraph 22(B)(xix).”
     SECTION 2.4 AMENDMENT OF SECTION 1.1(29)(D)(3). Section 1.1(29)(D)(3) of the First Supplemental Indenture is hereby amended and restated in its entirety to read as follows:
     “(3) Conditions to Legal or Covenant Defeasance.
     In order to exercise either Legal Defeasance or Covenant Defeasance under either Paragraph 29(D)(1) or (D)(2) hereof:
     (a) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in Dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;
     (b) [Reserved.];
     (c) [Reserved.];
     (d) [Reserved.];
     (e) [Reserved.];
     (f) [Reserved.];
     (g) [Reserved.]; and
     (h) the Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.”
ARTICLE III
MISCELLANEOUS PROVISIONS
     SECTION 3.1 DEFINED TERMS. For all purposes of this Supplemental Indenture, except as otherwise defined or unless the context otherwise requires, terms used in capitalized form in this Supplemental Indenture and defined in the Indenture have the meanings specified in the Indenture.
     SECTION 3.2 INDENTURE; NOTES. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby. In the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control. All corresponding provisions of the Notes are hereby deemed amended to the same extent as provided in this Supplemental Indenture.
     SECTION 3.3 GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
     SECTION 3.4 SUCCESSORS. All agreements of the Issuer, the Guaranteeing Subsidiary and the Trustee in this Supplemental Indenture and the Notes shall bind their respective successors and assigns.

     SECTION 3.5 DUPLICATE ORIGINALS. All parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement.
     SECTION 3.6 SEVERABILITY. In case any one or more of the provisions in this Supplemental Indenture or in the Notes shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.
     SECTION 3.7 THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.
     SECTION 3.8 EFFECTIVENESS; OPERATIVENESS. The provisions of this Supplemental Indenture will take effect immediately upon execution thereof by the parties hereto; however, the provisions of Articles I and II will become operative only upon satisfaction of the Tender Offer Condition. If the Tender Offer Condition does not occur, the terms of this Supplemental Indenture shall be null and void.
     SECTION 3.9 EFFECT OF HEADINGS. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provision hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated: April 10, 2007

LODGENET STAYONLINE, INC.
By:	/s/ James G. Naro
	Name:	James G. Naro
	Title:	Attorney in Fact

LODGENET ENTERTAINMENT CORPORATION
By:	/s/ Gary H. Ritondaro
	Name:	Gary H. Ritondaro
	Title:	Chief Financial Officer

HSBC BANK USA, NATIONAL ASSOCIATION as Trustee
By:	/s/ Anthony A. Bocchino
Authorized Officer